

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Jason Hanson
President
Search By Headlines.com Corp.
1200 Beaufort Road
North Vancouver, British Columbia
Canada, V7G 1R7

> **Re: Search By Headlines.com Corp.**
> **Form 10-K for the Year Ended July 31, 2010**
> **Filed October 28, 2010**
> **File No. 000-52381**

Dear Mr. Hanson:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

John Stickel
Attorney-Advisor